SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 23
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                                September 16, 1996
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 12 pages

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 2 of 12 Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          529,170 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not Applicable
     REPORTING
     PERSON     10)  SHARED DISPOSITIVE POWER
     WITH            529,170 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         529,170 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 3 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.   13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF            8) SHARED VOTING POWER
     SHARES           0 (See Item 5)
     BENEFICIALLY
     OWNED BY      9) SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON       10) SHARED DISPOSITIVE POWER
     WITH             0 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 4 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                 Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             80,000 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               80,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     80,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .8% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

                               SCHEDULE 13D
CUSIP No.  431692102                           Page 5 of 12 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            529,170 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              529,170 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    529,170 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.2% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 6 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            609,170 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              609,170 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     609,170 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 7 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                          Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             609,170 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               609,170 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     609,170 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN

                                         Amendment No. 23 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994, September 21, 1994,
September 26, 1994, February 23, 1995, March 7, 1995, April 27, 1995, May 4, 1995, May 5, 1995, May 12, 1995, May 17, 1995, May
24, 1995, June 6, 1995, June 13, 1995, June 15, 1995, July 20,
1995, March 21, 1996, May 30, 1996 and June 14, 1996 (the
"Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 23, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I.   Item 5(a) and 5(c) of the Schedule 13D, "Interest in
     Securities of the Issuer," are amended and restated in their entirety by the following:

    "(a) The Reporting Persons beneficially own an aggregate of 609,170 shares of Common Stock representing approximately
6.0% of the shares of Common Stock outstanding.  Dickstein
& Co. owns 529,170 of such shares, representing approximately 5.2% of the shares of Common Stock outstanding, and Dickstein International owns 80,000 of such shares, representing approximately .8% of the shares of Common Stock outstanding. The foregoing percentages are based upon 10,192,540 shares of Common stock outstanding as of May 27, 1996 as set forth in the Company's Form 10-Q for the quarter ended May 4, 1996. Upon the resolution of all pre-petiton claims pursuant to the Company's Plan of Reorganization (see Item 3), the Reporting Persons may be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

     Mark Kaufman, a Vice President of Dickstein Inc., owns 2,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock. Mr. Kaufman possesses sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by him.

     (c) Except as set forth on Schedule II hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  September 16, 1996

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein

                                             Schedule II

                      TRANSACTIONS IN COMMON
                             STOCK OF
                       HILLS STORES COMPANY


Shares Sold by Dickstein & Co., L.P.


           Number of
             Shares        Price Per                     Total
Date          Sold         Share       Commission       Proceeds

9/16/96     196,786        8.0000      15,810.36     1,558,447.64



Shares Sold by Dickstein Focus Fund, L.P.


           Number of
             Shares        Price Per                     Total
Date           Sold        Share       Commission       Proceeds

9/10/96       3,200        7.7500         207.83        24,592.17
9/11/96      21,800        7.5000       1,328.45       162,171.55
9/16/96      53,595        8.0000       4,316.89       424,443.11



Shares Sold by Dickstein International Limited

           Number of
             Shares       Price Per                     Total
Date          Sold        Share       Commission       Proceeds

9/05/96      17,500        7.5198       1,069.39      130,527.11
9/06/96      17,500        7.5000       1,069.38      130,180.62
9/09/96      15,000        7.7083         918.86      114,701.14
9/11/96      25,000        7.5000       1,521.25      185,978.75
9/16/96      49,619        8.0000       3,997.75      392,954.25